Exhibit 23.04
Covington & Burling 1201 Pennsylvania Avenue, N.W. Washington, D.C. 20004
February 25, 2003

          We hereby consent to the reference to this firm under the heading "Legal Matters" in the Prospectus constituting a part of the Registration Statement on Form S-4 of Pepco Holdings, Inc. (the "Company") relating to the Company's offer to exchange $500,000,000 in aggregate principal amount of its 5.50% Notes due 2007, $750,000,000 in aggregate principal amount of its 6.45% Notes due 2012, and $250,000,000 in aggregate principal amount of its 7.45% Notes due 2032 for any and all of its outstanding 5.50% Notes due 2007, 6.45% Notes due 2012, and 7.45% Notes due 2032, respectively. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

/s/ COVINGTON & BURLING Covington & Burling